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wilmerhale.com

December 29, 2015

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Suzanne Hayes

Re:	Aileron Therapeutics, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted September 10, 2015
CIK No. 0001420565

Ladies and Gentlemen:

On behalf of Aileron Therapeutics, Inc. (the “Company”), submitted herewith on a confidential basis is Amendment No. 1 (“Amendment No. 1”) to the Confidential Draft Registration Statement referenced above (the “Registration Statement”).

Amendment No. 1 is being submitted in response to comments contained in a letter, dated October 5, 2015 (the “Letter”), from Suzanne Hayes of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Joseph A. Yanchik III, the Company’s Chief Executive Officer. The responses contained herein are based on information provided to us by representatives of the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.

Prospectus Summary

Overview, page 1

1.	Please add to this section, if true, that to date neither your company nor any other company has received marketing approval to market therapeutics utilizing stapled peptides.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 3 of Amendment No. 1 to indicate that, if approved,

Securities and Exchange Commission

Division of Corporation Finance

December 29, 2015

ALRN-6924 would be the first stapled peptide therapeutic to receive marketing approval. The Company notes that disclosure that no stapled peptide therapeutic has received marketing approval is included under “Risks Associated with our Business” in the Summary on page 4 of Amendment No. 1.

Risks Associated with Our Business, page 3

2.	Please expand the first bullet on page 4 to clarify that you believe your cash, cash equivalents and investments as of June 30, 2015 will be sufficient to fund your operating expenses and capital expenditure requirements only through December 31, 2015.

Response:	In response to the Staff’s comment, the Company has revised the bullet on page 4 of Amendment No. 1 regarding the Company’s cash needs to state the period for which the Company believes its cash, cash equivalents and investments, together with the net proceeds of the offering, will fund the Company’s operating expenses and capital expenditure requirements. The Company believes that this statement is more meaningful to an investor in the offering than a statement regarding the Company’s cash needs that does not reflect the offering.

Implications of Being an Emerging Growth Company, page 5

3.	Please expand your disclosure to discuss the ways in which you may lose emerging growth company status.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 53 of Amendment No. 1.

Special Note Regarding Forward-Looking Statements and Industry Data, page 56

4.	We note your statement on page 57 that you have not independently verified certain market and industry data included in your registration statement. This statement represents an inappropriate disclaimer of your responsibility for the accuracy and completeness of information presented in the prospectus. Accordingly, please revise your disclosure to remove this statement from the prospectus.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 57 of Amendment No. 1.

Securities and Exchange Commission

Division of Corporation Finance

December 29, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Determination of Fair Value of Common Stock, page 74

5.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response:	The Company acknowledges that the Staff may have additional comments on its accounting for equity issuances, including stock compensation and beneficial conversion features. Once the Company determines an estimated offering price range, it will provide an analysis explaining the reasons for the differences between recent valuations of its common stock leading up to the offering and the estimated offering price range.

Business, page 84

6.	Please briefly clarify the status and current importance to your business of your other product candidates.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 85 of Amendment No. 1.

Overview, page 84

7.	Please disclose all investigational new drug applications (“INDs”) that you have submitted to the FDA as well as the indication(s) and sponsor(s) for any active INDs related to your product candidates. For clinical studies conducted outside of the United States, please indicate the countries in which specific studies occurred.

Response:	In response to the Staff’s comment, the Company has added disclosure regarding the Company’s IND submissions for ALRN-6924 on pages 92 and 100 of Amendment No. 1.

In addition to the INDs referenced in Amendment No. 1 for ALRN-6924, the Company also submitted an IND to the FDA for an earlier stapled peptide product candidate that was being developed for the treatment of adult growth hormone deficiency conditions that are amenable to growth-

Securities and Exchange Commission

Division of Corporation Finance

December 29, 2015

hormone-releasing hormone replacement. The Company submitted this IND to the FDA in January 2012. However, as noted on page 16 of Amendment No. 1, the Company suspended development of this earlier stapled peptide product candidate due to the anticipated costs of required reformulation, and the IND was inactivated in early 2015. Accordingly, the Company has not referenced this IND submission in the Registration Statement.

The Company has not conducted clinical studies outside of the United States to date.

Preclinical Studies, page 92

8.	Please explain the scientific term “nanomolar affinities” to enable a lay person to understand the meaning of such term.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 92 of Amendment No. 1.

In Vivo, page 94

9.	Please provide a brief explanation of the terms “statistically significant” and “p-value” at first use.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 94 of Amendment No. 1.

Clinical Development of ALRN-6924, page 95

10.	We note your statement that although your Phase 1 clinical trial “is not designed for a formal efficacy analysis,” you “are also assessing clinical activity or response to ALRN-6924 through the use of both PD biomarkers and imaging assessment.” Please clarify whether your analysis of clinical activity or response to ALRN-6924 in this Phase 1 trial will be submitted to and considered by the FDA or other comparable foreign regulatory authority when determining whether to grant marketing approval for your product candidate.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 95, 96 and 98 of Amendment No. 1 to delete the referenced language and to make clear that one of the goals of the trial is

Securities and Exchange Commission

Division of Corporation Finance

December 29, 2015

to obtain a preliminary assessment of activity of ALRN-6924. This preliminary analysis will provide the Company with additional information regarding ALRN-6924 that it can use in the further development of ALRN-6924. Prior to submission for any marketing approval, the Company would expect to conduct later stage trials involving an efficacy analysis as the primary endpoint of the trial.

11.	Please provide a brief explanation of the following scientific terms to enable a lay investor to understand the meaning of such terms:

• “IWG criteria”

• “thrombocytopenia”

• “neutropenia”

• “grade 4 neutropenia”

• “grade 3 neutropenia”

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 20, 97 and 99 of Amendment No. 1.

General

12.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response:	The Company does not currently intend to include any additional graphics other than those graphics included in Amendment No. 1. If the Company determines to include any other graphic in the prospectus, prior to its use the Company will promptly provide such material to the Staff on a supplemental basis.

13.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company advises the Staff that, to date, it has not presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933. The Company acknowledges the Staff’s

Securities and Exchange Commission

Division of Corporation Finance

December 29, 2015

request and undertakes to comply with it as applicable by providing any such materials to the Staff on a supplemental basis.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6663 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Stuart M. Falber

Stuart M. Falber

cc:	Vanessa Robertson, Securities and Exchange Commission

Joel Parker, Securities and Exchange Commission

Christina De Rosa, Securities and Exchange Commission

Dietrich King, Securities and Exchange Commission

Joseph A. Yanchik III, Aileron Therapeutics, Inc.